SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 14/16

Clarification on CVM consultation

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), hereby provides clarifications on the new item published by the Gazeta do Povo newspaper on July 6, 2016 entitled

Para ajudar governo estadual, Copel “alivia” cobrança de dívida (In order to help the state government, Copel “relieves” debt collection), requested via Official Letter 365/2016 - CVM/SEP/GEA-1, sent on July 29, 2016 by the Brazilian Securities and Exchange Commission – CVM, which is transcribed below.

__________________________________________________

“Official Letter 365/2016-CVM/SEP/GEA-1

Rio de Janeiro, July 29, 2016.

To

Mr. Luiz Eduardo da Veiga Sebastiani -Investor Relations Officer

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Rua Coronel Dulcídio 800, 3º andar - Batel Curitiba - PR CEP: 80420-170 Phone: (41) 3310-5115/ Fax: (41) 3331-3136 E-mail: ri@copel.com

Copy to: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarifications on news item

Dear Sir.

We refer to the news item published in the Gazeta do Povo newspaper in the Economy section on July 6, 2016 entitled Para ajudar governo estadual, Copel “alivia” cobrança de dívida (In order to help the state government, Copel “relieves” debt collection), which includes the following statements:

The state government, which alleges financial difficulties that prevent it from honoring its commitments to civil servants, is about to receive help from Copel. The state-owned company has accepted to grant a “partial grace period” until the end of 2017 for the payment of debt totaling almost R$1.4 billion receivable from its controlling shareholder.

The debt, which the state government took out more than two decades ago, was renegotiated in 2005 and was being paid in 244 installments, the first of which in January of that year and the last in April 2025.

Notice to the Market – IR 14/16

The relief granted by Copel is retroactive. The Company’s Board of Directors approved the grace period last month, but the monthly installments stopped being paid – it was on April 28 that the Brazilian Internal Revenue Service requested that the agreement be amended.

In view of the above, we request that you clarify whether the information published in this news item is true and, if so, the reasons why the Company did not consider it to be a material fact, as well as comment on other important information regarding this matter.

The Company’s response should be sent via the Empresa.NET system, category: Notice to the Market, type: Clarifications on CVM/BOVESPA consultations, subject: News item disclosed in the media, which should include a transcript of this official letter.

We caution that, as determined by the Corporate Relations Department, in the exercise of its legal duties and, based on clause II of Article 9 of Law 6,385/76 and CVM Instruction 452/07, a punitive fine in the amount of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, due to non-compliance with the requirements in this letter, sent exclusively by e-mail, up to August 1, 2016, notwithstanding the sole paragraph of article 6 of CVM Instruction 358/02.

Sincerely,”

__________________________________________________

Copel hereby declares that the information in the news item is true and has been the object of a Notice to the Market (IR 11/16) dated June 16, 2016, in which the Company informed the shareholders and the market in general that the Board of Director, in its 155th Meeting, approved the novation of the CRC agreement amendment.

We transcribe below the content of Notice to the Market IR 11/16.

“Notice to the Market - IR 11/16

Novation of the CRC Agreement Amendment

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that the Company’s Board of Directors approved  today the Novation of the CRC Agreement Amendment between Copel and the Paraná State Government. The Novation of the CRC Agreement Amendment comprises a partial grace period for the payment of interest and amortization until December 31, 2017, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will be maintained.

Curitiba, June 16, 2016. ”

We remain at your disposal for any further information you may require.

Curitiba, August 01, 2016.

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team: ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 1, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.